UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-38802

CASTOR MARITIME INC.
(Translation of registrant’s name into English)

223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, 3036 Limassol, Cyprus
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Castor Maritime Inc. (the “Company”), has agreed to repurchase, in privately negotiated transactions, 8,900,000 warrants issued on April 7, 2021 (the “April 7 Warrants”) and 67,864 warrants issued on July 15, 2020 (the “Private Placement Warrants”), in each case at a price of $0.105 per repurchased warrant. The Company agreed that if it at any time prior to January 31, 2024 it repurchases additional April 7 Warrants at a higher price, it will pay the selling warrant holders the difference between the higher repurchase price and $0.105 with respect to the applicable repurchased warrants. Following the repurchase, (i) 10,330,770 April 7 Warrants with an exercise price of $5.53, (ii) no Private Placement Warrants and (iii) 62,344 Class A warrants issued on June 26, 2020 with an exercise price of $2.53, remain outstanding, each exercisable for one common share of Castor.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-236331, 333-240262 and 333-254977).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASTOR MARITIME INC.
Dated: October 6, 2023
	By:	/s/ Petros Panagiotidis
Petros Panagiotidis
Chairman, Chief Executive Officer and
Chief Financial Officer